UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 27th, 2011

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Payment of Intermediary Interest on Own Capital

Dear Sirs,

The Board of Directors of Banco Bradesco S.A., in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s shareholders of IntermediaryInterest on Own Capital related to the first half 2011 in the total amount of R$624.2 million, consisting of R$0.155520588 per common share and R$0.171072647 per preferred share.

The shareholders registered in the Company’s Books on this date (June 27th, 2011) shall be benefited. The Company’s shares will be traded “ex-right” on IntermediaryInterest from June 28th, 2011 on.

The payment will be made on July 18th, 2011 in the net amount of R$0.132192500 per common share and R$0.145411750 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•      to shareholders whose shares are deposited at the Company and that keep their banking data updated, by means of credit in the current accounts in a Financial Institution they indicate;

•      to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their register and banking data updated in the Company must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

The Intermediary Interest, net of Withholding Income Tax, approved:

1)        represent 10 times the amount of the Dividends paid monthly;

2)        will be computed in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Deputy Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 27, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.